ISSUER FREE WRITING PROSPECTUS

Dated June 27, 2013

Filed Pursuant to Rule 433

Registration No. 333-149899

CAREY WATERMARK INVESTORS INCORPORATED

FREE WRITING PROSPECTUS

Carey Watermark Investors Incorporated (the “Company”) originally filed a registration statement on Form S-11 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) on March 26, 2008 and the registration statement became effective on September 15, 2010. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated April 30, 2013, and supplements thereto are available on the SEC Web site at
http://www.sec.gov/Archives/edgar/data/1430259/000104746913005525/a2214962z424b3.htm,
http://www.sec.gov/Archives/edgar/data/1430259/000110465913040924/a13-8673_3424b3.htm and
http://www.sec.gov/Archives/edgar/data/1430259/000104746913006976/a2215665z424b3.htm.

Alternatively, the Company or Carey Financial, LLC, the dealer manager participating in the offering, will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-800-WP CAREY.

The article attached as Annex A was originally published in the June 21, 2013 edition of Hotel Business® News. The article reported on certain statements made by Michael Medzigian, CEO of the Company and Chairman and Managing Partner of Watermark Capital Partners, LLC, the parent company of the Company’s subadvisor, solely in his capacity as CEO of the Company and Chairman and Managing Partner of Watermark Capital Partners, LLC.

The article was not prepared or reviewed by the Company prior to publication. Hotel Business® News, the publisher of the article, routinely publishes articles on business news. Hotel Business® News is not affiliated with the Company, and no payment was made nor was any consideration given to Hotel Business® News by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Medzigian represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

ANNEX A

CWI CONTINUES TO DIVERSIFY HOTEL ASSET LINEUP

By Stefani C. O’Connor

NASHVILLE, TN – Carey Watermark Investors, Inc. (CWI) continues to make strides every quarter in adding to its increasingly diverse portfolio of hotel assets.

Earlier this month it acquired from an undisclosed seller the 247-room Hutton Hotel, a four-year-old lifestyle/boutique property located here in the city’s downtown West End district as well as the Holiday Inn Manhattan Sixth Avenue hotel.

CWI’s investment in the AAA Four-Diamond Hutton hotel is approximately $77.3 million, representing the $73.6 million purchase price and $3.7 million of planned capital improvements and other acquisition-related costs.

According to Michael Medzigian, CEO of CWI, the sellers’ approached a handful of potential buyers in the off-market deal and more than one of those groups came to CWI to be a capital partner in the deal.

“In some cases we buy 100 percent of an asset and in some cases, if you look at the things we’ve done, we come in as a majority partner working with other owners and operators,” said Medzigian.

In this case, CWI ultimately opted to partner with Amerimar Enterprises, Inc., which was the minority partner of the seller and manager of the property, a role it will retain.

(Image: CWI added the 247-room Hutton Hotel in Nashville, TN, to its growing portfolio in second quarter.)

Carey Watermark Investors

Philadelphia, PA-based Amerimar is known for its redevelopment and repositioning of real estate assets across a variety of avenues, including hotels, office building, retail facilities, apartment communities and mixed-use developments. Its lodging interests include The Sheraton Atlanta in Georgia and St. Ermin’s Hotel in London.

The Hutton also is affiliated with Leading Hotels of the World, which provides marketing, reservations and related services. The Nashville hotel includes the three-meal 1808 Bar & Grille, a gift shop and more than 13,600 sq. ft. of meeting space and offers environmentally friendly features and pet-friendly services.

There are strong revenue generators for the hotel, which has found favor with the country music entertainers who are a staple of the area, indicated Medzigian. The hotel is proximate to the Grand Ole Opry, the Country Music Hall of Fame, Music Row and the new Music City Convention Center.

“It’s a solid performer; not distressed and we plan to continue doing just what they’ve been doing,” said Medzigian. “The property’s in great shape.”

Medzigian considers the property “a one-of-a-kind asset,” and one that, “if you want a lifestyle experience in an unbranded boutique-type property, this is where you would stay.”

The property, which debuted in February 2009 after it was converted from an office building, has received several accolades, including being listed on Condé Nast Traveler’s “Hot List” and Travel + Leisure’s “T+L 500.” In 2013, the hotel received a Forbes Four-Star Award and is included in the 2013 Forbes Travel Guide.

Medzigian indicated the city is very bullish in terms of the public works projects it has under way. “This is a city that has some great tail wind,” he said. “The outlook for this city is very strong.”

CWI has been looking in Nashville for opportunities, “so we were familiar with the market when this [deal] came about,” said Medzigian.

The Hutton Hotel is the first independent for the non-traded lodging REIT, said Medzigian, noting, “We’re opportunistic. We invest in a lot of different property types. We don’t have a mandate that says we only do branded.”

Still, CWI in the first quarter picked up the 132-room Courtyard Pittsburgh Shadyside for approximately $34.6 million, which includes $4.8 million of planned capital improvements and acquisition related costs. The 10-year-old property features 1,600 sq. ft. of meeting space, a Starbucks outlet, fitness center, business center and indoor pool/whirlpool.

Renovation plans include adding the brand’s Bistro Lobby concept and a soft-goods refurbishment of the guestrooms and public space, all of which is slated for completion early next year.

Concord Hospitality Enterprises Co. is continuing to manage the hotel.

“The hotel market in Pittsburgh is very strong and it performs very well. And to my thinking, Shadyside is the best sub-market in Pittsburgh,” said the CEO, noting hospitals and universities are among the robust revenue generators. “Our property is the top RevPAR performer in that market, so once again we feel like we were buying very good quality and bought it at a very attractive cap rate.”

Medzigian acknowledges the REIT is seeing traction. “If you look at our portfolio, it really started growing in 2012. We’re still relatively young; we’re growing pretty quickly and we’re buying a lot of assets. If you look at the portfolio today there are three subsets: urban select service, full-service and resort. Resort is still a small part of the portfolio but I think you’ll see that grow,” he said.

“We look to select-service properties as more of the cash flow part of our portfolio. They’re a little more stable, there may not be as much upside, not as many things we can go in and charge or fix. There are a lot of moving parts in a full-service hotel, a lot of ways you can spend capital. You can make brand changes. There are a lot of ways to add value. We look to full-service more to create capital appreciation over time; select-service, more current cash flow,” he said. “We blend them together and we think that gives us great portfolio attributes that benefit the investors.”

He noted the REIT would be interested in adding more “high-end” hotels “if we can buy them on the right basis.”

Medzigian added CWI’s portfolio RevPAR for Q1 was “over $101; the U.S. industry was just over $62. I think that’s indicative of the kinds of assets that we’re buying. We may not always be luxury, we may not always be the highest-end hotel, but you’re going to see us buying better hotels in the markets we’re in.”

(Image: CWI remains focused on more traditional assets, such as the 132-room Courtyard by Marriott Pittsburgh (PA) Shadyside that the REIT acquired in the first quarter.)